ASPIRATIONAL CONSUMER LIFESTYLE CORP.

1 Kim Seng Promenade

#18-07/12 Great World City

Singapore 237994

September 21, 2020

VIA EMAIL & EDGAR

Liz Packebusch

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aspirational Consumer Lifestyle Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-248592)

Dear Ms. Packebusch:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-248592) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on September 22, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours,

Aspirational Consumer Lifestyle Corp.

By:	/s/ Ravinder Singh Thakran
Name: Ravinder Singh Thakran Title: Chief Executive Office

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel

cc:	Kirkland & Ellis LLP

Christian O. Nagler

[Signature Page to Acceleration Letter]